UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY


I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

         [_]      Merger

         [X]      Liquidation

         [_]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [_]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

   The Treasurer's Fund, Inc.

3. Securities and Exchange Commission File No.:

   Investment Company Act No. 811-05347

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [   ]    Initial Application       [X]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip
   Code):

   c/o Gabelli Fixed Income LLC
   One Corporate Center
   Rye, NY 10580-1422


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6.  Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Domenick Pugliese
         Paul, Hastings, Janofsky & Walker LLP
         75 E. 55th Street
         Fifteenth Floor
         New York, NY 10022
         (212) 318-6295

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    PFPC Inc.           Gabelli Fixed Income, LLC     PFPC Inc.
    99 High Street      One Corporate Center          760 Moore Rd
    27th Floor          Rye, NY 10580-1422            King of Prussia, PA 19406
    Boston, MA 02110    1-800-877-3863                (302) 791-1700
    (302) 791-1700

    Custodial Trust Company            Boston Financial Data Services, Inc.
    101 Carnegie Center                Two Heritage Drive
    Princeton, NJ 08540                North Quincy, MA 02171
    (609) 452-8400                     (617) 483-5000

8. Classification of fund (check only one):

         [X] Management company

         [_] Unit investment trust; or

         [_] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

         [X] Open-end [_] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    Gabelli Fixed Income, LLC
    One Corporate Center
    Rye, NY 10580-1422

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12. Provide  the name and  address  of each  principal  underwriter  of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Gabelli & Company
    One Corporate Center
    Rye, NY 10580-1422

13. If the fund is a unit investment trust ("UIT") provide: N/A

    (a) Depositors' name(s) and address(es):

    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [_] Yes [X] No

    If Yes, for each UIT state:

    Name(s):

    File No.: 811-_____

    Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

    [X] Yes               [_] No

    If Yes, state the date on which the board vote took place:

    September 26, 2005

    If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

    [X] Yes               [_] No

    If Yes, state the date on which the shareholder vote took place: October 26, 2005

    If No, explain:

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II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X] Yes [_] No

    (a) If Yes, list the date(s) on which the fund made those distributions:

        October 27, 2005

    (b) Were the distributions made on the basis of net assets?

             [X] Yes      [_] No

    (c) Were the distributions made pro rata based on share ownership?

             [X] Yes      [_] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  N/A

    (e) Liquidations only:

        Were any distributions to shareholders made in kind?

              [_] Yes     [X] No

        If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders: N/A

17. Closed-end funds only: N/A

    Has the fund issued senior securities?

    [_] Yes [_] No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

    [_] Yes [X] No

    If No,

(a) How many shareholders does the fund have as of the date this form is filed? None

(b) Describe the relationship of each remaining shareholder to the fund: N/A

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19. Are  there  any  shareholders  who have not yet  received  distributions  in complete liquidation of their interests?

    [_] Yes        [X] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

         (See question 18 above)

    [ ] Yes        [X] No

    If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

    [ ] Yes        [ ] No

21. Does  the  fund  have  any   outstanding   debts  (other  than   face-amount
    certificates if the fund is a face-amount certificate company) or any other liabilities?

    [ ] Yes        [X] No

         If yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

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IV. Information About Event(s) Leading to Request For Deregistration

22.      (a) List  the  expenses   incurred  in   connection   with  the  Merger
             or Liquidation*:

         Proxy-related costs such as preparing and mailing the proxy statement and the expenses associated with retaining a proxy solicitation firm

         (b) How were those expenses allocated?

             The expenses were borne by the Fund.

         (c) Who paid those expenses?

             While the expenses were Fund expenses, due to an expense limitation agreement between the Fund and the Adviser, these liquidation expenses were effectively paid by the Fund's Adviser. These expenses totaled approximately $36,290.

         (d) How did the fund pay for unamortized expenses (if any)?

                  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [X] Yes            [ ] No

         If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         Accession No. 0000935069-06-000058 (filed on January 5, 2006)



V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

    [_] Yes            [X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [_] Yes            [X] No

    If Yes, describe the nature and extent of those activities:

VI. Mergers Only N/A

26. (a) State the name of the fund surviving the Merger:

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    (b) State the Investment Company Act file number of the fund surviving the Merger:

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of The Treasurer's Fund, Inc. (ii) he is the Vice President of The Treasurer's Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Date:    September 21, 2006
                                        /s/ Bruce N. Alpert
                                        ----------------------------------------
                                        Bruce N. Alpert
                                        Vice President